The Hartford Mutual Funds, Inc.

The Hartford Mutual Funds II, Inc.

690 Lee Road

Wayne, PA 19087

May 9, 2018

VIA EDGAR CORRESPONDENCE

Deborah O’Neal

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re: The Hartford Mutual Funds, Inc. (SEC File No. 811-07589) and The Hartford Mutual Funds II, Inc. (SEC File No. 811-00558) (each, a “Registrant” and collectively, the “Registrants”)

Dear Ms. O’Neal:

This letter responds to comments you provided telephonically to me and Alexander Karampatsos on May 3, 2018, in connection with your review of three registration statements on Form N-14 (each, a “Registration Statement” and collectively, the “Registration Statements”) under the Securities Act of 1933, as amended (the “Securities Act”), filed on April 13, 2018. The Registration Statements were filed in connection with certain proposed Reorganizations in which (i) The Hartford Municipal Opportunities Fund will acquire all of the assets of The Hartford Municipal Real Return Fund (“Reorganization 1”), (ii) Hartford International Equity Fund will acquire all of the assets of Hartford Global Equity Income Fund (“Reorganization 2”), and (iii) Hartford Schroders Emerging Markets Multi-Sector Bond Fund will acquire all of the assets of Hartford Schroders Emerging Markets Debt and Currency Fund (“Reorganization 3”), in each instance in exchange for shares of the respective acquiring fund and the assumption by such acquiring fund of the liabilities of each respective acquired fund.

On behalf of the Registrants, we have reproduced your questions/comments below and immediately thereafter have provided the Registrants’ responses or described how the Registrants will address your comments in a post-effective amendment to the Registration Statements to be filed pursuant to Rule 485(b) under the Securities Act.  Capitalized terms have the same meaning as defined in the Registration Statements.

Comments Applicable to all of the Registration Statements

(1)         Comment:  Please explain why you are seeking shareholder approval in only one reorganization and not the others.

Response:  With respect to Reorganization 2 and Reorganization 3, the respective Registrant is relying on Rule 17a-8 under the Investment Company Act of 1940, as amended (the “1940 Act”), which permits reorganizations involving sales of substantially all of the assets between affiliated investment companies without a shareholder vote if certain requirements are met. The Registrants believe that all of the conditions set forth Rule 17a-8 are met with respect to these Reorganizations.  In addition, the Registrants governing documents allow for Reorganizations without shareholder vote.  While the Registrants believe that Reorganization 1 could also be accomplished without a shareholder vote pursuant to Rule 17a-8 and the Registrants’ governing instruments, the Registrants are seeking shareholder approval largely due to the different terms contained in the investment management agreements.

(2)         Comment: Please confirm the date that each Registration Statement will be effective pursuant to Rule 488.  On the cover page of future N-14 filings when filing pursuant to Rule 488, please include a specific date.

Response:  Each Registration Statement will become effective on May 14, 2018.  The Registrants will include a date on the cover page of future N-14 filings when filing pursuant to Rule 488.

(3)         Comment: Please disclose in the Question and Answer (Q&A) section as well as in the section entitled “Expenses of the Reorganization,” the estimated expenses of the Reorganization even though the investment adviser or its affiliates will bear all costs other than brokerage-related expenses and other similar transaction costs.

Response:  With respect to Reorganization 1, the Registrants have revised the disclosure to reflect the estimated costs of retaining the proxy solicitor for solicitation.  The Registrants respectfully decline to reflect any additional costs that the investment adviser or its affiliates may bear in connection with the reorganizations because (i) the suggested disclosure is not required to be provided pursuant to Form N-14, (ii) the requested disclosure is not believed to be material to a shareholder, (iii) the Funds are not paying these costs, and (iv) the investment adviser does not recoup its fees.

(4)         Comment: With respect to the expense reimbursement arrangements disclosed in the footnote to the Annual Fund Operating Expenses tables, please discuss whether the amounts reimbursed pursuant to these arrangements can be recouped by the reimbursing party.

Response:  Amounts reimbursed under the expense reimbursement arrangements described in the footnotes to the Funds’ Annual Fund Operating Expenses tables may not be recouped by the reimbursing party.

Comments Applicable to Specific Registration Statements:

(5)         Comment:  Please update the response to question 7 in the Q&A section in the Combined Information Statement/Prospectus related to Reorganization 2 to clarify that the Acquiring Fund does not seek a high level of current income as part of its investment objective.  Please also consider revising the first paragraph in this section to indicate how the Acquiring Fund may invest in different types of securities as a result of this difference.

Response:  The Registrant has revised the disclosure consistent with this comment.

(6)         Comment: Please update the response to question 3 in the Q&A section in the Combined Proxy Statement/Prospectus related to Reorganization 1 to clarify that it is expected that the expense ratios of each class of the Acquiring Fund immediately after the Reorganization may be the same or lower as the Acquired Fund.

Response:  The Registrant has revised the disclosure consistent with this comment.

(7)         Comment: Please update the response to question 8 in the Q&A section in the Combined Proxy Statement/Prospectus related to Reorganization 1 to emphasize that the Acquiring Fund may invest up to 35% in non-investment grade municipal securities while the Acquired Fund may invest up to 20% in non-investment grade municipal securities.

Response:  The Registrant has revised the disclosure consistent with this comment.

If you have any further comments or questions, please contact me at (610) 386-4077.

Sincerely,

/s/ Lisa D. Zeises

Lisa D. Zeises
Assistant Secretary

cc:           Michelle Lombardo

Corey Rose

Alexander Karampatsos